March 14, 2011

United States Securities and Exchange Commission

CF/AD 5

100 F Street N.E.

Washington, D.C. 20549-3561

Attn:  Amy Geddes

Margery Reich

Re:

Blugrass Energy Inc.

Form 10-K for the Year Ended June 30, 2010

Filed November 16, 2010

File No. 000-54035

Ladies and Gentlemen:

On behalf of Blugrass Energy Inc.  (the “Company”), we submit this letter to you in response to your letter of March 1, 2011, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

The Company will provide additional information in response to the Staff’s comments, in a supplemental letter within 30 days of the date of this letter.  The Company will also file a draft of the amended Form 10-K for the fiscal year ended June 30, 2010, as an attachment to the supplemental letter.

Form 10-K for the Year Ended June 30, 2010

Risk Factors, page 13

1.

We note that the audit opinion of your independent accountants expresses substantial doubt about your ability to continue as a going concern.  Please add a risk factor to disclose this fact.  Similar disclosure should also be included in MD&A under the subheading “Going Concern” on page 27.

The Company will file an amended Form 10-K for the fiscal year ended June 30, 2010.  As requested, the Company will revise the disclosure accordingly to add an appropriate risk factor, and will also supplement the MD&A with comparable disclosure.

Item 6.  Selected Financial Data, page 24

2.

Your tabular disclosure here does not appear to be consistent with your discussion of results of operations on page 26 of your financial results as presented on the face of your Statement of Operations on page F-4.  Specifically, you have listed “nil” for all items in the tabular disclosure while there are significant operating expenses and recurring net losses for all periods presented.  Please file an amended Form 10-K for the fiscal year ended June 30, 2010 revising this table for consistency with the rest of your document.

The Company will file an amended Form 10-K for the fiscal year ended June 30, 2010.  As requested, the Company will revise the referenced table for consistency with the balance of the document.

Item 7.  Management’s Discussion and Analysis

3.

Please expand your discussion to clearly explain the status of the agreement for the Oil and Gas Properties described in Footnote 3 of your financial statements.  Specifically, we understand from your disclosures that you entered into an agreement on October 12, 2009 for the purchase of several oil and gas properties.  You purchased a 100% working interest in and around the Cave Pool Unit located in Eddy County, New Mexico.  These properties were sold to you by Robinhood LLC (Marks and Garner Productions).  In addition, you were to receive all operating rights with respect to the oil and gas leases owned by the seller including the equipment used to produce and sell oil and gas on the owned properties.  On March 4, 2010, the agreement was amended to reduce the purchase price of the properties.  If our understanding is correct, please explain these facts in your narrative, and discuss the nature of and reasons for the alteration of the original agreement.  Describe how the adjusted price was determined, tell us the date upon which the cash price was paid and describe how you recorded that transaction in your financial statements and why.  Explain in your narrative why the shares were not issued, indicate how you will determine the date of issuance of the shares and describe how you will record that issuance.  Explain whether and how the operations of these properties have affected your financial statements.  For example, what are your rights and obligations with respect to these properties as of June 30, 2010.  Describe the expenses you have incurred and/or that you expect to incur to operate these properties and tell us whether and when you expect to receive revenues as a result of your efforts.  An updated version of this disclosure should be provided in your amended Form 10-Q for December 31, 2010 as well.

The Company will file an amended Form 10-K for the fiscal year ended June 30, 2010.  As requested, the Company will provide additional explanatory narrative to address the Staff’s comments.

In connection with an anticipated change of the Company’s fiscal year-end to December 31, the Company will also file a Form 10-KT.  The Form 10-KT will contain an updated version of the disclosure reflected in the amended Form 10-K.

4.

On April 12, 2010 you appear to have entered into a definitive participation agreement with Petro Grand LLC.  Please describe the contents of that agreement and provide us with a written copy of the agreement with your response.  In addition, please refile a copy of that agreement as an exhibit to your amended document.  The agreement filed as Exhibit 10.1 to your Form 8-K on April 12, 2010 is not fully legible or accessible in its current form.

As requested, the Company will refile a copy of the definitive participation agreement with Petro Grande LLC (whose name was incorrectly stated in the original filing), as an exhibit to an amended Form 10-K for the fiscal year ended June 30, 2010, and provide a description of the contents of that agreement.

5.

Further, you appear to have entered into an MOU with DeepExpro, a joint venture agreement with Doral Energy, and a contract with Russell K. Hall & Associates in connection with this project.  Please expand your disclosure to fully explain the nature and intent of these agreements.  The information from your announcement of a capital expenditure budget for the Cave Pool Project for 2010 belongs here as well.

As requested, the Company will expand its disclosure to fully explain the nature and intent of the two referenced agreements, and include the budget for the Cave Pool Project as part of such disclosure.

6.

Refer to your discussion of the “Amendment To Our Corporation’s Articles” in your Schedule 14A.  You make reference to an LOI that would allow you to acquire all of Petro Grande’s right, title and interest in an oil and gas lease on property comprising approximately 4400 acres in Crockett County, Texas.  Please tell us whether you are referring to the Petro Grand LLC properties that are subject to the definitive participation agreement or accompanying documents referred to above.  If you are not, please direct us to the filed agreements for the Crockett County properties.  We particularly note that an acquisition of these properties would be effected as an asset purchase and that, upon completion of the acquisition, Petro Grande would hold 75% of your issued and outstanding share capital.  Please expand your MD&A discussion to fully discuss these matters.  An updated discussion should also be included in your amended Form 10-Q for December 31, 2010.  We may have further comments upon review of your revisions.

The oil and gas lease on property comprising approximately 4400 acres in Crockett County, Texas, was the subject of both the April 12, 2010 definitive participation agreement and the October 15, 2010 letter of intent.  The counterparty to each agreement was Petro Grande LLC (whose name was incorrectly stated in the Form 8-K), which also owned the oil and gas lease.

The Company will file an amended Form 10-K for the fiscal year ended June 30, 2010.  As requested, the Company will provide an expanded MD&A discussion to address the Staff’s comments.

In connection with an anticipated change of the Company’s fiscal year-end to December 31, the Company will also file a Form 10-KT.  The Form 10-KT will contain an updated version of the disclosure reflected in the amended Form 10-K.

7.

Please revise your MD&A to completely and thoroughly address the actual business transactions and arrangements that are of significance to your company.

As requested, the Company will provide a revised and expanded MD&A discussion to address the Staff’s comments.

Financial Statements

Report of Independent Accountants, page F-2

8.

The auditors’ report should opine on the cumulative data, as well, as long as you are in the development stage.  If it is impracticable to obtain an audit of that data, you must request a waiver from the Office of the Chief Accountant of Corporation Finance of the audit requirement for cumulative data in annual statements.  Please revise and advise, as applicable.

It is anticipated that the Company will request a waiver, from the Office of the Chief Accountant of Corporation Finance, of the audit requirement for cumulative data, in view of the limited availability of historical data for the periods prior to fiscal year 2009.

Statements of Operations, page F-4

9.

Please file an amended Form 10-K to present a mathematically accurate statement of operations that complies with GAAP and with Regulation S-X.  Specifically, your presentation of results for the year ended June 30, 2009 appears to contain line items that have no corresponding descriptions and do not figure into net loss, your presentation of Other Expenses for the period since inception does not appear to be mathematically correct, and your presentation of results since inception appears to indicate net income while the actual calculation yields a net loss.

The Company will file an amended Form 10-K for the fiscal year ended June 30, 2010.  As requested, the Company will include in the amended Form 10-K, a statement of operations that complies with GAAP and with Regulation S-X.

Statement of Stockholders’ Deficit, page F-6

10.

Please reconcile the sales of shares in the schedule on page 24 (Recent Sales of Unregistered Securities) with the information in this statement.  We are particularly concerned with the 1 million shares that you state were issued on June 18, 2010.

As requested, the Company will revise the disclosure accordingly to address the Staff’s comments.

Note 2 – Going Concern, page F-9

11.

The amount of the reported net loss for fiscal 2010 that you cite in this note does not agree with the figure cited in your Statement of Operations on page F-4.  Please revise as appropriate.

As requested, the Company will revise the disclosure accordingly to address the Staff’s comments.

Note 3 – Oil and Gas Properties, page F-9

12.

Please tell us why the $200,000 paid towards the acquisition price of the oil and gas properties has not been treated as a deposit, and why, if title has not passed, you are not entitled to return of funds.

As requested, the Company will revise the disclosure accordingly to address the Staff’s comments.

Note 6 – Convertible Debentures, page F-10

13.

We note from your disclosure here that you issued $150,000 and $416,666 of convertible notes (convertible into restricted common stock at $1 and $0.89 per share, respectively) during Fiscal 2010 and 2009, respectively.  Please revise your disclosure here to accurately describe the material terms of these instruments.  Specifically, you appear to have issued a portion of this convertible debt after its maturity date, disclosed as February 27, 2009.  Your disclosure should also discuss how the “default interest rate” is calculated and under what circumstances the 6% notes would be subject to such a rate.  Further, you should indicate how the conversion price was determined and how such price related to market value on the date of issuance.  Finally, your disclosure should also indicate the aggregate dollar value converted and how these conversions are reflected in your financial statements.  Please provide a draft of your intended disclosure with your response.

As requested, the Company will revise the disclosure accordingly to address the Staff’s comments.

14.

As a related matter, please tell us how the conversion of $150,000 of debentures into 1.65 million shares of stock relates to these agreements.  Specifically address how the number of shares issued of 1.65 million ($0.09 per share) is consistent with the disclosed conversion term of $150,000 of debentures for 150,000 shares, or a rate of $1 per share.

As requested, the Company will revise the disclosure accordingly to address the Staff’s comments.

15.

Further, we note from your presentation on page F-6 in the Statement of Stockholders’ Deficit that $31,000 ($22,000 on March 29, 2010 and $9,000 on May 28, 2010) of common stock was issued to holders of promissory notes.  Please tell us whether this is meant to represent the $33,000 disclosed in this Note and if so, how the conversion price was determined and how this price related to the market value on the date of issuance.  Please also revise your financial statements for consistency.

As requested, the Company will revise the disclosure and the financial statements accordingly to address the Staff’s comments.

16.

Finally, tell us in your response and revise your disclosure to indicate the number of shares the $50,000 share subscription represents, how the conversion price was determined, how the conversion price relates to the stated terms if not the same, and why the shares were not issued by June 30, 2010.

As requested, the Company will revise the disclosure accordingly, and provide additional information in response to the Staff’s comments in the supplemental letter referenced above.

Note 7 – Subsequent Events, page F-10

17.

Please revise your disclosure here to indicate the results of your evaluation for subsequent events.  If there were no reportable subsequent events, so state.

As requested, the Company will revise the disclosure accordingly to address the Staff’s comments.

Item 9A. Controls and Procedures, page 31

18.

Given the discrepancies noted on our comments above requiring you to file an amended Form 10-K for the fiscal year ended June 30, 2010, please reassess both your Disclosure Controls and Procedures and Internal Control Over Financial Reporting as “ineffective.”

As requested, the Company will reassess both its Disclosure Controls and Procedures and Internal Control Over Financial Reporting, in connection with the preparation of an amended Form 10-K for the fiscal year ended June 30, 2010.

General

19.

We have requested an amended Form 10-K for the year ended June 30, 2010 in several comments in this letter.  We note that the audit report for the year ended June 30, 2009 included in your fiscal 2010 Form 10-K is signed by Larry O’Donnell, who was deregistered from the PCAOB on December 14, 2010; therefore you may no longer include his audit report in your filings with the Commission.  You will need to engage a firm that is registered with the PCAOB to re-audit the year ended June 30, 2009 prior to filing the amended Form 10-K for the year ended June 30, 2010 as fiscal 2009 results are required to be included in such Form.

The Company has engaged an independent registered public accounting firm that is registered with the PCAOB, to re-audit the year ended June 30, 2009.

20.

As a related matter, please revise the disclosure in Item 9 on page 30 to indicate that the PCAOB has revoked the registration of your prior auditor, Larry O’Donnell, CPA, P.C., and to indicate the date of the Form 8-K filed with Exhibit 16.1 as discussed in point (vi).

As requested, the Company will revise the disclosure accordingly.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Note 5 – Line of Credit, page F-7

21.

Please tell us in your response and revise your disclosure to indicate how the conversion price of $0.05 for the $550,000 line of credit and accrued interest was determined, how it compared to market value on the date of issuance, and whether and how you recognized any gain or loss on such conversion.

In connection with an anticipated change of the Company’s fiscal year-end to December 31, the Company will file a Form 10-KT.  The Form 10-KT will contain disclosure to address the Staff’s comments.  The Company will also provide additional information in response to the Staff’s comments in the supplemental letter referenced above.

Results of Operations

For the Three months Ended December 31, 2010 compared to the Three months Ended December 31, 2009

22.

Your disclosure here indicates that expenses decreased due to the issuance of stock to officers and directors in the current quarter.  Please clarify whether the issuance of stock was in lieu of cash payment and, if so, how such stock was valued.  Further, please revise the last sentence of the third paragraph of this section to discuss the decrease in net loss.  Your current disclosure indicates net loss and expenses both increased period to period.

In connection with an anticipated change of the Company’s fiscal year-end to December 31, the Company will file a Form 10-KT.  The Form 10-KT will contain revised disclosure to address the Staff’s comments.

23.

You disclose, in Footnote 3, that the agreement to purchase the New Mexico properties had not closed as of December 31, 2010.  Your Form 10-Q was filed on February 14, 2011.  You subsequently filed a Form 8-K dated February 18, 2011 to report the sale of certain New Mexico properties to Quad Energy Corporation.  You also make reference to the assumption by the purchaser of Blugrass’ debt to Doral Energy.  The sales agreement for the New Mexico properties appears to have been dated January 24, 2011 (prior to the filing of your Form 10-Q).  Please describe the nature and timing of this transaction.  Explain how your Form 10-Q for December 31, 2010 complied with the disclosure requirements of Rule 8-03(b)(1) and (2) of Regulation S-X.  It appears that financial statements of the acquired business and accompanying pro forma financial information are required pursuant to Rules 8-04 and 8-05 of Regulation S-X.  It also appears that disclosures with respect to the subsequent disposition of these properties are required pursuant to Rule 8-03 (b) (4) of Regulation S-X.  Please provide the required financial information or provide us with numerical support for your conclusion that the transactions are not material, if applicable.  We may have further comments upon review of your response.

In connection with an anticipated change of the Company’s fiscal year-end to December 31, the Company will file a Form 10-KT.  The Form 10-KT will contain disclosure to address the Staff’s comments.  The Company will also provide additional information in response to the Staff’s comments in the supplemental letter referenced above.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Thank you for your assistance.

Sincerely,

SCHEEF & STONE, L.L.P.

/s/ Roger A. Crabb

Roger A. Crabb